24000869

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FEB 27 2024
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SEC FILE NUMBER
8-49718

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GREAT PLAINS FINANCIAL SERVICES, LLP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1929 N WASHINGTON ST SUITE H
(No. and Street)

BISMARCK	ND	58501
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD ENGEN	701-361-1590	rick@gpfsllp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WIDMER ROEL PC
(Name – if individual, state last, first, and middle name)

4220 31ST AVE S	FARGO	ND	58104
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD ENGEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GREAT PLAINS FINANCIAL SERVICES, LLP, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LINDA LARSON
Notary Public
State of North Dakota
My Commission Expires Nov. 19, 2025

Signature:

Title:
GENERAL PARTNER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GREAT PLAINS FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2023

GREAT PLAINS FINANCIAL SERVICES, LLP

Table of Contents

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Great Plains Financial Services, LLP
Bismarck, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Great Plains Financial Services, LLP**, (a North Dakota partnership), as of December 31, 2023 and the related statements of operations, partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Great Plains Financial Services, LLP** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Great Plains Financial Services, LLP** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Change in Accounting Principle

As discussed in Note 1 of the financial statements, **Great Plains Financial Services, LLP** adopted new accounting guidance by implementing the provisions of Financial Accounting Standards Board ("FASB") ASC No. 326, *Current Expected Credit Losses*, which represents a change in accounting principle. Our conclusion is not modified with respect to the matter.

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of **Great Plains Financial Services, LLP's** financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel PC

We have served as **Great Plains Financial Services, LLP's** auditor since 2012.
Fargo, North Dakota
February 27, 2024

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	104,864
EQUIPMENT AND FIXTURES		
Equipment and fixtures, at cost		14,847
Less accumulated depreciation		(8,122)
Equipment and fixtures, net of accumulated depreciation		6,725
Total assets	$	111,589

LIABILITIES AND PARTNERS' EQUITY

TOTAL LIABILITIES	$	-
PARTNERS' EQUITY		111,589
Total liabilities and partners' equity	$	111,589

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

COMMISSIONS REVENUES	$	647,818
INTEREST INCOME		704
Total gross revenues		648,522
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions expense		572,096
Guaranteed payments		6,750
Occupancy		9,165
Professional services		32,092
Office supplies		3,895
Fees		8,989
Communication and data processing		2,785
Donations		1,850
Dues and subscriptions		58
Insurance		351
Other		118
Total general and administrative expenses		638,149
Net earnings	$	10,373

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF PARTNERS' EQUITY
YEAR ENDED DECEMBER 31, 2023

BALANCE - DECEMBER 31, 2022	$	99,014
Net earnings		10,373
Partner contributions		60,202
Partner draws		(58,000)
BALANCE - DECEMBER 31, 2023	$	111,589

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$	10,373
Changes in assets and liabilities		
Prepaid expenses		22,500
Operating lease right-of-use asset		2,871
Operating lease liability		(2,950)
Commissions payable		(10,000)
NET CASH FROM OPERATING ACTIVITIES		22,794
CASH FLOWS USED FOR INVESTING ACTIVITY		
Purchase of equipment		(6,725)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partner contributions		60,202
Partner draws		(58,000)
NET CASH FROM FINANCING ACTIVITIES		2,202
NET CHANGE IN CASH AND CASH EQUIVALENTS		18,271
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		86,593
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	104,864

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Great Plains Financial Services, LLP, formerly Garry Pierce Financial Services, LLP (Company), is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company amended the Membership Agreement to reflect that the Company no longer claims exemption from Rule 15c3-3 and instead relies on Footnote 74 to SEC Release 34-70073. The business activities are limited to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not the Company. In addition, the Company does not carry accounts of or for customers.

During 2023, the name of the partnership was changed from Garry Pierce Financial Services, LLP to Great Plains Financial Services, LLP.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Adoption of Current Expected Credit Loss Standard

In 2023, the Company adopted FASB Accounting Standards Update ASC No. 326, *Current Expected Credit Losses*, which requires a multi factor calculation of the estimated losses. The Company adopted Topic 326 using the optional transition method that allows entities to forgo the comparative reporting requirements under the modified retrospective transition method. No cumulative effect to partners' equity was recorded.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges credit loss expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

Advertising

Costs for advertising are expensed as incurred.

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2020 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the year ended December 31, 2023, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2023, the Company had no tax positions that would not be held up under examination.

Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. ASC 606 requires 1) identifying contracts with customers; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments or to insurance contracts.

The Company's revenue consists primarily of commissions earned from the sale of investments. The Company recognizes commissions revenue at the agreed-upon commission percentage at the time the customer completes the contract to purchase an investment and provides payment to be remitted to the appropriate entity for that purchase.

Leases

The Company recognizes an asset representing its right to use the leased asset for the expected lease term (the 'right-of-use' asset) and a corresponding lease liability for leases with terms greater than one year. The lease liability is measured at the present value of future lease payments, utilizing the risk-free discount rate.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2024, the date which the financial statements were available to be issued.

(continued on next page)

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 78% of the Company's earned revenues for 2023 were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest.

Approximately 21% of the Company's earned revenues for 2023 were generated from commissions associated with transactions of Edgewood OpCo LLC, a company operating senior living facilities throughout the upper Midwest.

NOTE 3 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expired April 30, 2023. The lease is continuing on a month-to-month basis with current monthly lease payments of $785. Rent expense totaled $9,165 for the year ended December 31, 2023.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2023, the Company had the following net capital:

Net capital	$ 104,864
Excess net capital	$ 99,864
Aggregate indebtedness ratio	.00 to 1

The Company is subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

(continued on next page)

NOTE 5 - PARTNERS EQUITY

During 2023, the Company amended its partnership agreement to allow a new partner to acquire ownership in the Company. A summary of the beginning and ending Company ownership percentage of each of the partners is as follows:

Partners	Ownership Percentages as of January 1, 2023	Ownership Percentages as of December 31, 2023
Garry Pierce	95%	10%
Karen Pierce	5%	5%
Richard Engen	0%	85%
	100%	100%

(continued on next page)

GREAT PLAINS FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GREAT PLAINS FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2023

		Schedule I
NET CAPITAL		
Total partner's equity from the statement of financial condition	$	111,589
Non-allowable assets		(6,725)
Net capital	$	104,864
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	99,864
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	98,864
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	104,864
Adjustments		-
	$	104,864
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	-
Adjustments		-
	$	-

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Great Plains Financial Services, LLP
Bismack, North Dakota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Great Plains Financial Services, LLP** does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) have relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 as they have identified that they limit the business activities to activities that are within the scope of the Footnote 74 including securities transactions via subscriptions on an subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not hold customer funds and securities. **Great Plains Financial Services, LLP's** management is responsible for compliance with the provisions under Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Great Plains Financial Services, LLP's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5.

Widmer Roel PC

Fargo, North Dakota
February 27, 2024

Great Plains Financial Services LLP Exemption Report

Great Plains Financial Services LLP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Ss 240.17a-5, "Repots to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. Ss 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Releasee No. 34-70073 adopting amendments to 17 C.F.R. Ss 240.17a-5 because the Company limits its business activities exclusively to:
   a. effecting securities transaction via subscriptions on an subscription way basis where the funds payable to the issuer or its agent and not to the Company
   b. did not carry accounts of or for customers.

I, Richard Engen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY: ______________________

TITLE: CEO & Partner, Great Plains Financial Services LLP

February 20, 2024